October 12, 2009

Via Edgar
Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549

RE:          Comfort Systems USA, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the period ended June 30, 2009
Definitive Proxy Statement filed on April 14, 2009
Form 8-K filed on May 5, 2009

File No. 1-13011

Dear Mr. Decker:

The following is Comfort Systems’ response to the items included in your comment letter dated September 4, 2009.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Response —

We acknowledge this request and revisions will be included in our future filings, including our interim filings, as applicable.

Critical Accounting Policies

Recoverability of Goodwill and Identifiable Intangible Assets, page 29

2.	We note your response to prior comment 3. Please consider further expanding your disclosures to address the following:
•
In a similar manner to your response, please disclose that the fair value exceeded the carrying value by a significant margin for 24 of the 26 reporting units and that there were two reporting units where the fair value exceeded the carrying value by a less significant margin; and

•
Please provide a sensitivity analysis of the material assumptions used based upon reasonably likely changes.  Please specifically address whether reasonably likely changes in material assumptions related to the two reporting units where the fair value exceeded the carrying value by a less significant margin could result in fair value being less than carrying value.  If so, please also disclose the goodwill amount associated with these two reporting units.

Please show us supplementally what your disclosures look like.

Response —

We plan to include the following disclosure in our Form 10-K for the year ended December 31, 2009.  The italicized paragraph was previously included in our August 21, 2009 response and is being presented to show a comprehensive disclosure.

“We estimate the fair value of the reporting unit based on two market approaches and an income approach, which utilizes discounted future cash flows.   We assigned a weighting of 40 percent to the discounted cash flow analysis, and a weighting of 30 percent for each of the market approaches. The market approaches utilized market multiples of invested capital from comparable publicly traded companies and comparable transactions.  The market multiples from invested capital include revenues, book equity plus debt and earnings before interest, taxes, depreciation and amortization (“EBITDA”).  Assumptions critical to the fair value estimates under the discounted cash flow model include discount rates, cash flow projections, projected long-term growth rates and the determination of terminal values.  These assumptions are evaluated and updated on an annual basis.  There were no changes in our methodologies for valuing goodwill during the current year.

The fair value exceeded the carrying value by a significant margin for 24 of the 26 reporting units.  There were two reporting units where the fair value exceeded the carrying value by a less significant margin.    The material assumptions used for the income approach for these two reporting units included weighted average cost of capital of 15% and a long-term growth rate of 3%.

As of October 1, 2009, one of the reporting units had a goodwill balance of $14.8 million, and its fair value exceeded its carrying value by $2.2 million, or 7%.  Under the income approach which is weighted forty percent, a one percentage point increase in the discount rate and a one percentage point decrease in the long-term growth rate would have decreased the fair value of this reporting unit by $1.1 million.  Under the market approaches which have a combined weighting of sixty percent, a 10% decrease in the market approach multiples would have decreased the fair value of this reporting unit by $2.5 million.  The other reporting unit had a goodwill balance of $0.7 million as of October 1, 2009, and its fair value exceeded its carrying value by $1.0 million, or 18%.  Under the income approach which is weighted forty percent, a one percentage point increase in the discount rate and a one percentage point decrease in the long-term growth rate would have decreased the fair value of this reporting unit by $0.5 million.  Under the market approaches which have a combined weighting of sixty percent, a 10% decrease in the market approach multiples would have decreased the fair value of this reporting unit by $0.4 million.

There are significant inherent uncertainties and management judgment involved in estimating the fair value of each reporting unit.  While we believe we have made reasonable estimates and assumptions to estimate the fair value of our reporting units, it is possible that a material change could occur.  If actual results are not consistent with our current estimates and assumptions, or the current economic downturn worsens or the projected recovery is significantly delayed beyond our projections, goodwill impairment charges may be recorded in future periods.”

Financial Statements

Note 14. Stockholders’ Equity

Earnings Per Share, page 69

3.
We note your response to prior comment 8.  Please expand your disclosure to address how you treat vested restricted stock for purposes of calculating both basic and diluted earnings per share.  If you do not consider vested restricted stock outstanding for basic earnings per share as well, tell us how you determined this was appropriate pursuant to SFAS 128.

Please show us supplementally what your disclosures will look like.

Response —

Unvested restricted stock is included in diluted earnings per share, weighted outstanding until the shares vest.  Upon vesting, the vested restricted stock is included in basic earnings per share weighted outstanding from the vesting date.

We plan to include the following disclosure in our Form 10-K for the year ended December 31, 2009.  The italicized paragraph was previously included in our August 21, 2009 response and is being presented to show a comprehensive disclosure.

“The vesting of unvested contingently issuable restricted stock is based on the achievement of certain earnings per share targets.  The shares are considered contingently issuable shares for purposes of calculating diluted earnings per share.  These shares are not included in the diluted earnings per share denominator until the performance criteria are met, if it is assumed that the end of the reporting period was the end of the contingency period.

Unvested restricted stock is included in diluted earnings per share, weighted outstanding until the shares vest.  Upon vesting, the vested restricted stock is included in basic earnings per share weighted outstanding from the vesting date.”

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

 General

4.	Please address the above comments in your interim filings as well.

Response —

We acknowledge this request and revisions will be included in our interim filings, as applicable.

Exhibit 10.1

5.
We note that you have filed this exhibit in response to comment 11 in our letter dated July 17, 2009.  However, it appears that certain exhibits and schedules to the Amended and Restated Credit Agreement have been omitted from this exhibit.  Specifically, we are referring to the following items:

•	Exhibit 2.10 ― Letter of Credit Application and Agreement
•	Exhibit 4.1(g)(i) ― Opinion of Bracewell and Giuliani LLP
•	Exhibit 4.1(g)(ii) ― Opinion of Trent McKenna
•	Schedule 1.1(b) ― Existing Letters of Credit.
Please advise or file these exhibits and schedules in your next Exchange Act filing.

Response —

We will include these schedules and exhibits in our Form 10-Q for the period ended September 30, 2009.

Exhibit 31.1 and 31.2 — Section 302 Certifications

6.
Please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which should include the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).

Response —

We will file our certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K in future filings.

Conclusion

In connection with responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure of our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses adequately address the items noted in your comment letter.  We would be happy to discuss these items in further detail.  Please do not hesitate to contact me at (713) 830-9650.

Very truly yours,

/s/ William George
William George
Executive Vice President — Chief Financial Officer

c:	Franklin Myers — Chairman of the Audit Committee of the Board of Directors
William F. Murdy — Chairman and Chief Executive Officer
Trent McKenna — General Counsel
Julie S. Shaeff — Senior Vice President and Chief Accounting Officer